Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2008	2007
Earnings:
(Loss) Income before income tax expense and minority interest in subsidiaries	$(7,188)	$2,568
Add:
Equity losses (earnings) from affiliates	329	(196)
Dividends received from affiliates	140	158
Fixed Charges, excluding capitalized interest	558	546
Amortization of capitalized interest	18	17

Total (losses) earnings available for fixed charges	$(6,143)	$3,093

Fixed charges:
Interest on debt and finance lease charges	$452	$458
Capitalized interest	32	18
Interest element on rental expense	106	88

Total fixed charges	$590	$564

Ratio of earnings to fixed charges	* *	5.5

**	Earnings do not cover fixed charges by $6.7 billion during the six months ended December 31, 2008 due to the non-cash impairment charge of $8.4 billion. (See Note 7 to the Unaudited Consolidated Financial Statements of News Corporation for further discussion)